

02045370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____ June _____, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **X**   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes ☐   No **X**

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

_____
JOSEPHINE GOMM
(Registrant)

Date ___25 June 2002___   By _____
/S/ Josephine Gomm
(Signature) *

PROCESSED

JUL 1 7 2002

THOMSON
FINANCIAL

AVS No 102892

All relevant boxes should be completed in block capital letters

1	Name of company	2	Name of shareholder having a major interest
	SPIRENT plc		CGNU plc

3	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER IN 2 ABOVE	4	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SHAREHOLDER IN 2 ABOVE

5	Number of shares/ amount of stock acquired	6	Percentage of Issued Class	7	Number of shares/amount of stock disposed	8	Percentage of Issued Class
	2,500,000		0.27%				

9	Class of security	10	Date of transaction	11	Date company informed
	ORDINARY SHARES OF 3 $\frac{1}{3}$ p EACH		20 June 2002		24 June 2002

12	Total holding following this notification	13	Total percentage holding of issued class following this notification
	39,144,660		4.19%

14	Any additional information	15	Name of contact and telephone number for queries
	NOTIFICATION IN ACCORDANCE WITH S. 198-202 COMPANIES ACT THAT A SHAREHOLDER HAS A NOTIFIABLE INTEREST		J E GOMM – 01293 767656

16	Name and signature of authorised company official responsible for making this notification
	Date of notification 24 June 2002 J E GOMM – ASSISTANT COMPANY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquries: Continuing Obligations: Telephone: 020 7797 3850/1639/1972/3150